JENNIFER M. GOODMAN
312-609-7732
jgoodman@vedderprice.com
VEDDER PRICE P.C.

222 NORTH LASALLE STREET

CHICAGO, ILLINOIS 60601

312-609-7500

FAX: 312-609-5005
CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

April 10, 2008
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on March 24, 2008, regarding the Registrant’s Post-Effective Amendment No. 33 to its Registration Statement on Form N-1A filed on February 5, 2008 (the “PEA”), pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the Driehaus Global Growth Fund (the “Fund”). This letter responds to your comments. As you requested, this letter is being filed via EDGAR.
1.     Comment: In the “Goal of the Driehaus Global Growth Fund” and the “Goal and Strategy” sections of the Prospectus, please state specifically if the Fund is going to purchase equity investments other than common stock.
Response: The Registrant has revised these sections accordingly; please see pages 1 and 3 of the attached. In addition, “equity securities” are described in greater detail under the “Investment Objective and Principal Investment Strategies” section on page 6 of the attached.
2.     Comment: In the “Who May Want to Invest in the Fund” section of the Prospectus, please state that the Fund may be an appropriate investment for someone who is willing to hold the investment for the long term.
Response: The Registrant has revised the last bullet point in this section to reflect this; please see page 1 of the attached.

3.     Comment: Under the “Principal Risk Factors” section of the Prospectus, please add disclosure regarding the following risks: manager/selection risk, small/mid-cap risk and growth-style risk.
Response: The Registrant has added disclosure relating to manager/selection risk and growth-style risk; please see pages 3 and 8 of the attached. However, because the Fund’s holdings generally will be mid- to large-cap, small/mid-cap risk is not a principal risk factor so this disclosure has not been added under “Principal Risk Factors” and remains under “Portfolio Investments and Other Risk Considerations.”
4.     Comment: With respect to the Fee Table, footnote “*” should disclose that the redemption fee is payable to the Fund and footnote “***” should clarify that the Agreement is contractual.
Response: The Registrant has revised these footnotes as requested; please see page 4 of the attached.
5.     Comment: In the third paragraph under the “Investment Objective and Principal Investment Strategies” section of the Prospectus, please describe what “savings shares” are.
Response: The Registrant has deleted this term.
6.     Comment: With respect to the “Portfolio Transactions” section of the Prospectus, the SEC staff has taken the position that for global funds, at least 40% of the securities holdings should be overseas.
Response: The Registrant has revised this section to state that the Fund expects 20%-60% of its securities holdings to be in U.S. securities; please see page 6 of the attached.
7.     Comment: Please describe how high portfolio turnover is consistent with long-term appreciation.
Response: The Prospectus states that the objective of the Fund is to maximize capital appreciation. The Registrant does not believe that this statement implies that the Fund offers long-term capital gains. Rather, the objective is to achieve value for the shareholder through the appreciation of the price of the securities held (i.e., capital appreciation) versus income from those securities. This capital appreciation could be achieved either through short-term or long-term gains, or a combination of both. While the Registrant states that the Fund is appropriate for someone who wants to hold long term, that is because over shorter periods the Fund may lose money. Consequently, an investor should plan to be invested through a full market cycle to achieve the objective of maximizing capital appreciation. The Registrant also discloses in various places throughout the registration statement that the Fund may experience high portfolio turnover. As a result, the Registrant has not revised its disclosure in response to this comment.
8.     Comment: Please describe how/why Driehaus Securities LLC, the Adviser’s affiliated broker-dealer, is integral to executing transactions for the Fund.
Response: The Adviser has proposed, and the Board of the Trust has reviewed, the use of Driehaus Securities LLC (“DS”) to execute virtually all of the Fund’s transactions in securities traded on U.S. exchanges or otherwise in the U.S. The Adviser’s aggressive growth style of investment, which results in high portfolio turnover, places a strong emphasis on market timeliness and other technical factors, such as price movements and volume reflecting the security’s liquidity. Superior trading and execution capabilities are critical to the performance of the Adviser’s investment strategy. The DS traders and the Adviser’s portfolio managers and research staff work in close proximity to each other and continuously share real-time information on the status of order executions and market conditions. DS’ trading process is exclusively dedicated to the clients of the Adviser, including the Trust. There are no competing orders or proprietary trading. DS treats the Adviser’s client orders with the utmost confidentiality and without the “information leakage” evident at other brokerage firms. DS is a “high touch” broker-dealer that typically executes its clients’ block orders as agent over multiple venues rather than just electronically through “low touch” automated trading systems, such as ECNs, proprietary crossing networks operated by bulge bracket firms and dark pools. The Adviser’s belief that better executions can and will be obtained for the Fund by using its affiliate is confirmed by the independent third-party evaluations that are conducted each quarter. Therefore, the Adviser believes that the use of DS is integral to its strategy to obtain the best results. The Board has received and evaluated the information from the third-party consultants evaluating the relative benefits of using DS and supporting the representations made by the Adviser about the benefits of using DS.
9.     Comment: To the extent that derivatives will be used as a principal investment strategy, please describe it in greater detail under the “Investment Objective and Principal Investment Strategies” section.
Response: Derivatives will not be a principal investment strategy of the Fund, thus the Registrant has not described derivatives in greater detail in this section.
*          *          *          *          *

          If you have any questions regarding these responses, please call me at (312) 609-7732.
Very truly yours,
/s/ Jennifer M. Goodman
Jennifer M. Goodman

cc:	Michelle L. Cahoon
Kelly C. Dehler
Cathy G. O’Kelly
Karin J. Flynn

Overview
Goal of the Driehaus Global Growth Fund
Driehaus Global Growth Fund (the “Fund”) strives to increase the value of your investment (capital appreciation). In other words, the Fund tries to buy equity securities~~stocks~~ with a potential to appreciate in price. Because stock markets in general, and the individual securities purchased by the Fund, go down in price as well as up, you may lose money by investing in the Fund. There are no sales charges or exchange fees for the Fund. The Fund is a specialized investment vehicle and should be used as part of your overall investment strategy to diversify your holdings. Please review all the disclosure information carefully.
Who May Want To Invest In The Fund
The Fund may be an appropriate investment if you:
•	Want to diversify your portfolio of domestic investments into international stocks

•	Are not looking for current income

•	Are prepared to receive taxable long-term and short-term capital gains

•	Are willing to accept higher short-term risk in exchange for potentially higher long-term returns

•	Want to complement your U.S. holdings through equity investments in countries outside the U. S.

•	Can tolerate the increased price volatility, currency fluctuations and other risks associated with growth style investing, in both U.S. and non-U.S. securities

•	Are investing with long-term goals in mind (such as retirement or funding a child’s education, which may be many years in the future) and, therefore, are willing to hold this investment long term

Investment Adviser
The Fund is managed by Driehaus Capital Management LLC (the “Adviser”), a registered investment adviser founded in 1982. As of March 31     , 2008, the Adviser managed approximately $4.5~~$~~      billion in assets.
Investment Philosophy
The Adviser believes that, over time, revenue and earnings growth are the primary determinants of equity valuations. Accordingly, the Adviser concentrates the Fund’s investments in companies that have demonstrated the ability to rapidly increase sales and earnings, as well as the potential for continued growth in the future. The Adviser evaluates the earnings quality of such companies to determine whether current earnings might indicate future results. In addition, the Adviser may analyze a foreign firm’s value in relation to a domestic firm’s value. Factors such as strong company earnings reports, increased order backlogs, new product introductions, and industry developments alert the Adviser to potential investments. The Adviser combines this information with its own technical analysis to reach an overall determination about the attractiveness of specific securities. To a lesser extent, the Adviser also uses macroeconomics or country-specific analyses. While the Adviser seeks companies that have demonstrated superior earnings growth, the Adviser may also purchase the stock of companies based on the expectation of capital appreciation where there is no demonstrable record of earnings growth or increasing sales. This investment philosophy results in high portfolio turnover. High portfolio turnover in any year may result in payment by the Fund of above-average amounts of transaction costs and could result in the payment by shareholders of above-average amounts of taxes on realized investment gains.
Fund Distributions
The Fund intends to pay dividends, if any, at least annually. Such distributions can consist of both ordinary income and any realized capital gains. Unless you are purchasing Fund shares through a tax-exempt or tax-deferred account (such as an individual retirement account (“IRA”)), buying Fund shares at a time when the Fund has substantial recognized or unrecognized gains can cost you money in taxes. Contact the Fund for information concerning when distributions will be paid. On a continuing basis, due to high portfolio turnover generated by the Fund, a greater percentage of capital gains may be paid each year by the Fund with a significant percentage of the dividend constituting short-term capital gains, which are taxed at ordinary income tax rates. You should consult your tax advisor regarding your tax situation.

Driehaus Global Growth Fund Summary
Goal and Strategy
The Driehaus Global Growth Fund seeks to maximize capital appreciation. The Fund invests primarily in equity securities of both U.S. and non-U.S. companies exhibiting strong growth characteristics. Under normal market conditions, the Fund primarily invests in common stocks and other equity securities, including preferred stocks, both within and outside the U.S., whose market capitalization is greater than $1.0 billion at the time of investment~~initial purchase~~, although the Fund may invest in companies with lower market capitalizations if market conditions suggest doing so will help the Fund achieve its objective. The Fund seeks to be opportunistic in pursuing companies that meet its criteria regardless of geographic location and, therefore, at certain times, the Fund could have sizeable positions in either developed countries or emerging markets. The Fund does not invest more than 35% of its assets at market value at the time of purchase in companies from any single country other than the U.S. The Fund may invest in companies with limited operating histories.
The Fund uses a growth style of investment by investing in stocks which the Adviser believes have some or all of the following characteristics:
•	Dominant products or market niches

•	Improved sales outlook or opportunities

•	Demonstrated sales and earnings growth

•	Cost restructuring programs which are expected to positively affect company earnings

•	Increased order backlogs, new product introductions, or industry developments which are expected to positively affect company earnings
The Adviser also considers macroeconomic information and technical information in evaluating stocks and countries for investment.
Principal Risk Factors
Individual securities selected by the Adviser may go down in price and, therefore, it~~It~~ is possible to lose money by investing in the Fund. The Fund is subject to market risk, which is the possibility that stock prices overall will decline over short or even long periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. These fluctuations are expected to have a substantial influence on the value of the Fund’s shares. In addition, this is a global fund and, therefore, all of the following risks of foreign investment are present:
•	Less liquidity

•	Greater volatility

•	Political instability

•	Restrictions on foreign investment and repatriation of capital

•	Less complete and reliable information about foreign companies

•	Reduced government supervision of some foreign securities markets

•	Lower responsiveness of foreign management to shareholder concerns

•	Economic issues or developments in foreign countries

•	Fluctuation in exchange rates of foreign currencies and risks of devaluation

•	Emerging market risk such as limited trading volume, expropriation, devaluation or other adverse political or social developments
Some emerging markets have experienced currency crises, and there is some risk of future crises. Past crises have caused some countries to institute currency reform measures which inhibit the free flow of currency out of their country. The Fund may invest in companies that are less established, with less liquid markets for their stock, and therefore may be riskier investments.
Investments in growth stocks may involve special risks and their prices may be more volatile than the overall market.
This is a nondiversified fund; compared to other funds, the Fund may invest a greater percentage of assets in a particular issuer or a small number of issuers. As a consequence, the Fund may be subject to greater risks and larger losses than diversified funds. In addition, from time to time the Fund may have significant weightings in particular sectors, which may subject the Fund to greater risks than less sector-concentrated funds.

Driehaus Global Growth Fund
Performance
The Fund’s returns will vary, and you could lose money. The bar chart and table showing the Fund’s annual return and average annual total returns are not included because the Fund does not have annual returns for a calendar year. The Fund will compare its performance to the Morgan Stanley Capital International All Country World Growth Index (MSCI AC World Growth Index), which is a subset of the Morgan Stanley Capital International All Country World Index (MSCI AC World Index) and is composed only of the MSCI AC World Index stocks that are categorized as growth stocks.
Investor Expenses
Shareholder Fees. The Fund is a no-load investment, so you will not pay any shareholder fees (such as sales loads) when you buy or sell shares of the Fund unless you sell your shares within 60 days after purchase, as described in the table below. There is a $15 charge for payments of redemption proceeds by wire (which may be waived for certain financial institutions; however, certain financial institutions may charge an account-based service fee).
Annual Fund Operating Expenses are paid out of the Fund’s assets and include fees for portfolio management, maintenance of shareholder accounts, shareholder servicing, accounting and other services. You do not pay these fees directly; however, as the example shows, these costs are borne indirectly by shareholders.
Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases	None
Maximum Deferred Sales Charge	None
Maximum Sales Charge Imposed on Reinvested Dividends	None
Redemption Fee* (as a % of amount redeemed)	2.00%
Exchange Fee	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets, expressed as a % of average net assets)

Management Fee	1.25%
Other Expenses**	1.38%

Total Annual Fund Operating Expenses	2.63%
Less Expense Reimbursement***	(0.63%)

Net Expenses	2.00%

*	The redemption fee is imposed on shares redeemed within 60 days of purchase and is retained by the Fund.

**	“Other Expenses” are estimated for the current fiscal year because the Fund does not expect to commence operations until May 1, 2008 .

***	The Adviser has entered into a contractual~~an~~ agreement to cap the Fund’s operating expenses at 2.00 % of average daily net assets until April 30, 2011 . For a period of three years subsequent to the Fund’s commencement of operations, the Adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap.
Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
~~[~~$266~~]~~	~~[~~$817~~]~~

Financial Highlights — Driehaus Global Growth Fund
The financial highlights table is not included since the Fund did not commence operations until May 1, 2008     .

The Fund
The Fund is a series of the Driehaus Mutual Funds (the “Trust”), an open-end management investment company. Driehaus Capital Management LLC (the “Adviser”) provides management and investment advisory services to the Fund. Prospective investors should consider an investment in the Fund as a long-term investment. There is no assurance that the Fund will meet its investment objective.
Investment Philosophy
In addition to the factors noted in the Overview, the Adviser considers numerous criteria in evaluating countries for investment and in determining country and regional weightings. Such criteria include the current and prospective growth rates of various economies, interest rate trends, inflation rates, trade balances and currency trends. The Adviser also reviews technical information on stock markets. The analysis may also involve considerations specific to a certain country or region of the world.
Investment Objective and Principal Investment Strategies
Driehaus Global Growth Fund. The investment objective of the Driehaus Global Growth Fund is to maximize capital appreciation. The Fund invests primarily in equity securities of both U.S. and non-U.S. companies exhibiting strong growth characteristics. Under normal market conditions, the Fund primarily invests in common stocks and other equity securities, including preferred stock, both within and outside the U.S., whose market capitalization is greater than $1.0 billion at the time of investment~~initial purchase~~, although the Fund may invest in companies with lower market capitalization if market conditions suggest that doing so will help the Fund achieve its objective. There is no maximum limit on the number of companies in which the Adviser can invest at a given time. The Fund is a nondiversified fund. The Fund seeks to be opportunistic in pursuing companies that meet its criteria regardless of geographic location and, therefore, at certain times, the Fund could have sizeable positions in either developed countries or emerging markets. The Fund does not invest more than 35% of its assets at market value at the time of purchase in companies from any single country other than the U.S. The Fund may invest in companies with limited operating histories. Under normal conditions, the Fund will invest significantly (at least 40%, unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S. The Fund considers a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. as doing a substantial amount of business outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries).
The securities markets of many developing economies are sometimes referred to as “emerging markets.” The amount of the Fund’s assets invested in emerging markets will vary over time and could be substantial. Currently, emerging markets generally include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore and most Western European countries. The Fund is not limited to a specific percentage of assets that may be invested in a single emerging market country, although at all times the Fund must be invested in at least three countries (not limited to emerging markets countries).
Equity securities include common and preferred stock, bearer and registered shares, ~~savings shares,~~ warrants or rights or options that are convertible into common stock, debt securities that are convertible into common stock, depositary receipts for those securities, and other classes of stock that may exist. The Fund may purchase foreign securities in the form of sponsored or un-sponsored depositary receipts or other securities representing underlying shares of foreign issuers. The Fund may purchase depositary receipts, rather than invest directly in the underlying shares of a foreign issuer, for liquidity, timing or transaction cost reasons. The Fund may also invest in domestic and foreign investment companies which, in turn, invest primarily in securities which the Fund could hold directly.
The Adviser generally intends to remain fully invested. However, as a temporary defensive measure, the Fund may hold some or all of its assets in cash or cash equivalents in domestic and foreign currencies, invest in domestic and foreign money market securities (including repurchase agreements), purchase short-term debt securities of U.S. or foreign government or corporate issuers, or invest in money market funds which purchase one or more of the foregoing. The Fund may also purchase such securities if the Adviser believes they may be necessary to meet the Fund’s liquidity needs. During periods of time when the Fund is invested defensively, the Fund may not achieve its investment objective.
Portfolio Transactions
The Fund is a global fund and~~that~~ expects 20~~35~~%-60~~65~~% of its securities holdings to be in U.S. securities. The Adviser intends, as is its current practice and subject to its best execution obligation, to execute virtually all of the Fund’s transactions in securities traded on U.S. exchanges or otherwise in the U.S. with the Adviser’s affiliated broker-dealer, Driehaus Securities LLC (“DS LLC”). Consistent with the Fund’s investment objective of maximizing capital appreciation and the Adviser’s investment strategy that is characterized by active and frequent trading to achieve the Fund’s investment objective, the Fund anticipates annual portfolio turnover ranging from 150% to 250%. Consequently, the Adviser’s use of DS LLC as the Fund’s broker-dealer for U.S. trading will likely result in the Fund paying a significant percentage of its total brokerage commissions to DS LLC. The percentage of brokerage transactions executed by DS LLC for the Fund is expected to be materially higher than for the other series of the Trust and non-affiliated mutual funds. However, the Fund believes that using DS LLC is integral to the Adviser’s strategy of~~in~~ optimizing the trade execution process by seeking the most favorable security prices under the circumstances. A more detailed description of the Fund’s portfolio transactions is available in the SAI.
Related Risks
All investments, including those in mutual funds, have risks. No investment is suitable for all investors. THE FUND IS INTENDED FOR LONG-TERM INVESTORS WHO CAN ACCEPT THE RISKS INVOLVED IN INVESTING IN FOREIGN SECURITIES. Of course, there can be no assurance that the Fund will achieve its objective. In addition to the principal risk factors identified earlier in this Prospectus, the Fund is subject to the following risks:
Foreign Securities and Currencies. The Fund may invest in foreign securities. Investing outside the U.S. involves different opportunities and different risks than domestic investments. The Adviser believes that it may be possible to obtain significant returns from the Fund’s portfolio of foreign investments and to achieve increased diversification in comparison to a personal investment portfolio invested solely in U.S. securities. An investor may gain increased diversification by adding securities from various foreign countries (i) which offer different investment opportunities, (ii) that generally are affected by different economic trends, and (iii) whose stock markets do not generally move in a manner parallel to U.S. markets. At the same time, these opportunities and trends involve risks that may not be encountered in U.S. investments.
Investors should understand and consider carefully the greater risks involved in foreign investing. Investing in foreign securities — positions which are generally denominated in foreign currencies — and utilization of forward foreign currency exchange contracts involve certain considerations comprising both risks and opportunities not typically associated with investing in U.S. securities. These considerations include: fluctuations in exchange rates of foreign currencies; possible imposition of exchange control regulations or currency restrictions that would prevent cash from being brought back to the U.S.; less public information with respect to issuers of securities; less government supervision of stock exchanges, securities brokers, and issuers of securities; lack of uniform accounting, auditing and financial reporting standards; lack of uniform settlement periods and trading practices; less liquidity and frequently greater price volatility in foreign markets than in the U.S.; possible imposition of foreign taxes; possible investment in the securities of companies in developing as well as developed countries; the possibility of expropriation or confiscatory taxation, seizure or nationalization of foreign bank deposits or other assets, establishment of exchange controls, the adoption of foreign government restrictions and other adverse political, social or diplomatic developments that could affect investment in these nations; sometimes less advantageous legal, operational and financial protections applicable to foreign subcustodial arrangements; and the historical lower level of responsiveness of foreign management to shareholder concerns (such as dividends and return on investment).
To the extent portfolio securities are issued by foreign issuers or denominated in foreign currencies, the Fund’s investment performance is affected by the strength or weakness of the U.S. dollar against these currencies. For example, if the dollar falls relative to the Japanese yen, the dollar value of a yen-denominated stock held in the portfolio will rise even though the price of the stock remains unchanged. Conversely, if the dollar rises in value relative to the yen, the dollar value of the yen-denominated stock will fall.
Emerging Market Risks. The Fund may invest a substantial portion of its assets in emerging market securities. The risks described above for foreign securities, including the risks of nationalization and expropriation of assets, are typically increased to the extent that the Fund invests in issuers located in less developed and developing nations. These securities markets are sometimes referred to as “emerging markets.” Investments in securities of issuers located in such countries are speculative and subject to certain special risks. The political and economic structures in many of these countries may be in their infancy and developing rapidly, and such countries may lack the social, political and economic characteristics of more developed countries. Certain of these countries have in the past failed to recognize private property rights and have at times nationalized and expropriated the assets of private companies. Some countries have inhibited the conversion of their currency to another. The currencies of certain emerging market countries have experienced devaluation relative to the U.S. dollar, and future devaluations may adversely affect the value of the Fund’s assets denominated in such currencies. There is some risk of currency contagion; the devaluation of one currency leading to the devaluation of another. As one country’s currency experiences “stress,” there is concern that the “stress” may spread to another currency. Many emerging markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Continued inflation may adversely affect the economies and securities markets of such countries. In addition, unanticipated political or social developments may affect the value of the Fund’s investments in these countries and the availability to the Fund of additional investments in these countries. The small size, limited trading volume and relative inexperience of the securities markets in these countries may make the Fund’s investments in such countries illiquid and more volatile than investments in more developed countries, and the Fund may be required to establish special custodial or other arrangements before making investments in these countries. There may be little financial or accounting information available with respect to issuers located in these countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers. Based upon the apparent correlation between commodity cycles and a country’s securities markets, additional risk may exist.
Growth Style Stocks. The Fund is managed using a growth style of investing. Growth stocks are typically priced higher than other stocks, in relation to earnings and other measures because investors believe they have more growth potential. This potential may or may not be realized and growth stock prices tend to be more volatile than the overall market.
Diversification. The Fund is nondiversified as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), meaning that it is not limited in the proportion of its assets that it may invest in the obligations of a single issuer or in a single country. The Fund will, however, comply with diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”) for qualification as a regulated investment company. As a nondiversified fund, the Fund may invest a greater proportion of its assets in the securities of a small number of issuers, and may be subject to greater risk and substantial losses as a result of changes in the financial condition or the market’s assessment of the issuers.
Portfolio Investments and Other Risk Considerations
There are specific restrictions on the Fund’s investments. Such restrictions are detailed in the Statement of Additional Information (“SAI”). The Fund may utilize from time to time one or more of the investment practices described below to assist it in reaching its investment objective. These practices involve potential risks which are summarized below. In addition, the SAI contains more detailed or additional information about certain of these practices, the potential risks and/or the limitations adopted by the Fund to help manage such risks.
Small- and Medium-Sized Companies. The Fund may invest in the securities of small- and medium-sized companies. While small- and medium-sized companies generally have the potential for rapid growth, the securities of these companies often involve greater risks than investments in larger, more established companies because small and medium-sized companies may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. In addition, in many instances the securities of small- and medium-sized companies are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies. Therefore, the securities of small- and medium-sized companies may be subject to greater and more abrupt price fluctuations and, for large sales, the Fund may have to sell such holdings at discounts from quoted prices or make a series of small sales over an extended period of time.
Impact of Certain Investments. The Fund may invest in a variety of securities, including initial public offerings, derivatives and small technology companies. Such investments may have a magnified performance impact on the Fund depending on the Fund’s size. The Fund may not experience similar performance as its assets grow or its investments change.
Currency Hedging. Due to the investments in foreign securities, the value of the Fund in U.S. dollars is subject to fluctuations in the exchange rate between foreign currencies and the U.S. dollar. When, in the opinion of the Adviser, it is desirable to limit or reduce exposure in a foreign currency, the Fund may enter into a forward currency exchange contract to sell such foreign currency (or another foreign currency that acts as a proxy for that currency) (“forward currency contract”). Through the contract, the U.S. dollar value of certain underlying foreign portfolio securities can be approximately matched by an equivalent U.S. dollar liability. This technique is known as “currency hedging.” By locking in a rate of exchange, currency hedging is intended to moderate or reduce the risk of change in the U.S. dollar value of the Fund during the period of the forward contract. A default on a contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of currency, if any, at the current market price.
The use of forward currency contracts (for transaction or portfolio hedging) will not eliminate fluctuations in the prices of portfolio securities or prevent loss if the price of such securities should decline. In addition, such forward currency contracts will diminish the benefit of the appreciation in the U.S. dollar value of that foreign currency.
Settlement Transactions. A fund trading a foreign security is usually required to settle the purchase transaction in the relevant foreign currency or receive the proceeds of the sale in that currency. At or near the time of the transaction, the Fund may wish to lock in the U.S. dollar value at the exchange rate or rates then prevailing between the U.S. dollar and the currency in which the security is denominated. Transaction hedging may be accomplished on a forward basis, whereby the Fund purchases or sells a specific amount of foreign currency, at a price set at the time of the contract, for receipt or delivery at either a specified date or at any time within a specified time period. Transaction hedging also may be accomplished by purchasing or selling such foreign currencies on a “spot,” or cash, basis. In so doing, the Fund will attempt to insulate itself against possible losses and gains resulting from a change in the relationship between the U.S. dollar and the foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received and the transaction settled. Similar transactions may be entered into by using other currencies. The Fund may also settle certain trades in U.S. dollars. The use of currency transactions can result in the Fund incurring